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                              March 19, 2024

       Jessica Betjemann
       Executive Vice President and Chief Financial Officer
       Gogo Inc.
       105 Edgeview Drive, Suite 300
       Broomfield, CO 80021

                                                        Re: Gogo Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-35975

       Dear Jessica Betjemann:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 42

   1. We note for some of your line items, such as cost of service revenue, engineering, design and development
expenses and general and administrative expenses, that fluctuations between periods are due
to two or more factors. We also note your reference to changes being due "primarily"
to these factors. Where a material change is attributed to two or more factors, including
any offsetting factors, revise to describe the contribution of each factor in quantified
terms. Please also revise to use more definitive terminology, rather than general or vague
terms such as "primarily," to describe each contributing factor.
                                                        Refer to Item 303(b) of
Regulation S-K and Section III.D of SEC Release No. 33-6835.
 Jessica Betjemann
FirstName
Gogo Inc. LastNameJessica Betjemann
Comapany
March       NameGogo Inc.
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
Non-GAAP Measures, page 44

2. We note your adjustment for the proceeds from (purchase of) interest rate caps in calculating your free cash flow measure. Please explain your basis for this adjustment and tell us what you are intending to convey. Also, tell us how you considered the prohibitions in Item 10(e)(1)(ii)(A) of Regulation S-K regarding this non-GAAP adjustment. As part of your response, tell us how you determined the proceeds from (purchase of) interest rate caps is an investing cash flow and refer to the authoritative guidance that supports your presentation.
Consolidated Financial Statements
Note 3. Revenue Recognition, page 67

3. We note you expect to recognize the majority of your remaining performance obligations over a period from two to 10 years. Please revise to breakdown this amount, either quantitatively or qualitatively, into smaller time bands that better indicate the timing of revenue recognition. Also, consider disclosing how much you expect to recognize in the next 12-months. Refer to ASC 606-10-50-13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Crystal Gordon